FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
FDA accepts Dato-DXd BLA for breast cancer

 2 April 2024

Datopotamab deruxtecan Biologics License Application accepted in the US for patients with previously treated metastatic HR-positive, HER2-negative breast cancer

Application based on results from the TROPION-Breast01 Phase III trial

Additional BLA under review in the US for AstraZeneca and Daiichi Sankyo's datopotamab deruxtecan for patients with advanced nonsquamous non-small cell lung cancer

AstraZeneca and Daiichi Sankyo's Biologics License Application (BLA) for datopotamab deruxtecan (Dato-DXd) has been accepted in the US for the treatment of adult patients with unresectable or metastatic hormone receptor (HR)-positive, HER2-negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer who have received prior systemic therapy for unresectable or metastatic disease. The Prescription Drug User Fee Act date, the US Food and Drug Administration (FDA) action date for its regulatory decision, is during the first quarter of 2025.

The BLA is based on results from the pivotal TROPION-Breast01 Phase III trial in which datopotamab deruxtecan demonstrated a statistically significant and clinically meaningful improvement for the dual primary endpoint of progression-free survival (PFS) compared to investigator's choice of chemotherapy in patients with unresectable or metastatic HR-positive, HER2-negative breast cancer previously treated with endocrine-based therapy and at least one systemic therapy. For the dual primary endpoint of overall survival (OS), interim results numerically favoured datopotamab deruxtecan over chemotherapy but were not mature at the time of data cut-off. The trial is ongoing and OS will be assessed at future analyses.

Datopotamab deruxtecan is a specifically engineered TROP2-directed DXd antibody drug conjugate (ADC) discovered by Daiichi Sankyo and being jointly developed by AstraZeneca and Daiichi Sankyo.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "Despite marked progress in the treatment of HR-positive, HER2-negative breast cancer, most patients with advanced disease develop endocrine resistance and face the prospect of one or several lines of chemotherapy. If approved, datopotamab deruxtecan has the potential to provide these patients an efficacious and better tolerated alternative to conventional chemotherapy."

Ken Takeshita, MD, Global Head, R&D, Daiichi Sankyo, said: "The FDA's acceptance of the BLA brings us closer to providing patients with previously treated HR-positive, HER2-negative breast cancer an alternative option to conventional chemotherapy earlier in the metastatic setting. Following our recently accepted application for advanced nonsquamous non-small cell lung cancer in the US, along with additional regulatory reviews underway in China, the EU, Japan and other regions, we are working swiftly to bring datopotamab deruxtecan as a potential new treatment option to patients around the world."

Results from TROPION-Breast01 were presented during a Presidential Symposium at the 2023 European Society for Medical Oncology Congress and in an oral presentation at the 2023 San Antonio Breast Cancer Symposium.

The safety profile of datopotamab deruxtecan was consistent with that observed in other ongoing trials with no new safety concerns identified.

An additional BLA for datopotamab deruxtecan based on results from the pivotal TROPION-Lung01 Phase III trial is under review in the US for the treatment of adult patients with locally advanced or metastatic nonsquamous non-small cell lung cancer (NSCLC) who have received prior systemic therapy. Additional regulatory submissions for datopotamab deruxtecan in lung and breast cancer are underway globally.

Notes

HR-positive breast cancer
More than 275,000 breast cancer cases were diagnosed in the US in 2022.1 HR-positive, HER2-negative breast cancer is the most common subtype, accounting for more than 65% of diagnosed cases.2 Breast cancer is considered HR-positive, HER2-negative when tumours test positive for oestrogen and/or progesterone hormone receptors and negative for HER2 (measured as HER2 score of IHC 0, IHC 1+ or IHC 2+/ISH-).2,3 Standard initial treatment for this subtype of breast cancer is endocrine therapy but most patients with advanced disease will develop resistance, underscoring the need for additional options.4,5

TROP2 is a protein broadly expressed in HR-positive, HER2-negative breast cancer and is associated with increased tumour progression and poor survival.6,7

TROPION-Breast01
TROPION-Breast01 is a global, randomised, multicentre, open-label Phase III trial evaluating the efficacy and safety of datopotamab deruxtecan versus investigator's choice of single-agent chemotherapy (eribulin, capecitabine, vinorelbine or gemcitabine) in patients with unresectable or metastatic HR-positive, HER2-negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer who have progressed on and are not suitable for endocrine therapy per investigator assessment and have received at least one additional systemic therapy for unresectable or metastatic disease.

The dual primary endpoints of TROPION-Breast01 are PFS as assessed by blinded independent central review (BICR) and OS. Key secondary endpoints include objective response rate, duration of response, investigator-assessed PFS, disease control rate, time to first subsequent therapy and safety. TROPION-Breast01 enrolled more than 700 patients in Africa, Asia, Europe, North America and South America. For more information visit ClinicalTrials.gov.

Datopotamab deruxtecan (Dato-DXd)
Datopotamab deruxtecan (Dato-DXd) is an investigational TROP2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC Technology, datopotamab deruxtecan is one of six DXd ADCs in the oncology pipeline of Daiichi Sankyo, and one of the most advanced programmes in AstraZeneca's ADC scientific platform. Datopotamab deruxtecan is comprised of a humanised anti-TROP2 IgG1 monoclonal antibody, developed in collaboration with Sapporo Medical University, attached to a number of topoisomerase I inhibitor payloads (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers.

A comprehensive global clinical development programme is underway with more than 20 trials evaluating the efficacy and safety of datopotamab deruxtecan across multiple cancers, including NSCLC, triple-negative breast cancer (TNBC) and HR-positive, HER2-negative breast cancer.

Daiichi Sankyo collaboration
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu in March 2019 and datopotamab deruxtecan in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights for each ADC. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge, and redefine, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

With Enhertu (trastuzumab deruxtecan), a HER2-directed ADC, AstraZeneca and Daiichi Sankyo are aiming to improve outcomes in previously treated HER2-positive and HER2-low metastatic breast cancer and are exploring its potential in earlier lines of treatment and in new breast cancer settings.

In HR-positive breast cancer, AstraZeneca continues to improve outcomes with foundational medicines Faslodex and Zoladex (goserelin) and aims to reshape the HR-positive space with first-in-class AKT inhibitor, Truqap, and next-generation SERD and potential new medicine camizestrant. AstraZeneca is also collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan, in this setting.

PARP inhibitor Lynparza (olaparib) is a targeted treatment option that has been studied in early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continue to research Lynparza in these settings and to explore its potential in earlier disease.

To bring much-needed treatment options to patients with TNBC, an aggressive form of breast cancer, AstraZeneca is evaluating the potential of datopotamab deruxtecan alone and in combination with immunotherapy Imfinzi (durvalumab), Truqap in combination with chemotherapy, and Imfinzi in combination with other oncology medicines, including Lynparza and Enhertu.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, Respiratory & Immunology and Vaccines & Immune Therapies. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.   World Health Organization. Global Cancer Observatory: United States of America. Available at: https://gco.iarc.who.int/media/globocan/factsheets/populations/840-united-states-of-america-fact-sheet.pdf. Accessed April 2024.
2.   National Cancer Institute. SEER cancer stat facts: female breast cancer subtypes. Available at: https://seer.cancer.gov/statfacts/html/breast-subtypes.html. Accessed April 2024.
3.   Iqbal N, et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014;852748.
4.   Lin M, et al. Comparative Overall Survival of CDK4/6 Inhibitors Plus Endocrine Therapy vs. Endocrine Therapy Alone for Hormone receptor-positive, HER2-negative metastatic breast cancer. J Cancer. 2020; 10.7150/jca.48944.
5.   Lloyd MR, et al. Mechanisms of Resistance to CDK4/6 Blockade in Advanced Hormone Receptor-positive, HER2-negative Breast Cancer and Emerging Therapeutic Opportunities. Clin Cancer Res. 2022; 28(5): 821-30.
6.   Goldenberg D, et al. The emergence of trophoblast cell-surface antigen 2 (TROP-2) as a novel cancer target. Oncotarget. 2018;9(48): 28989-29006.
7.   Vidula N, et al. Sacituzumab govitecan: Antibody-drug conjugate in triple negative breast cancer and other solid tumours. Breast Cancer Res Treat. 2022 Aug;194(3): 569-575.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 April 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary